3225 McLeod Drive, Suite 100

Las Vegas, NV89121

(800) 351-3021

January 28, 2016

VIA EMAIL AND EDGAR

Kathleen Krebs

Emily Drazan - Staff Attorney

Celeste M. Murphy - Legal Branch Chief

Larry Spirgel - Assistant Director

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

DrazanE@SEC.GOV

Re: Music of Your Life, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 19, 2016

File No. 333-208888

Dear MesdamesKrebs, Drazan and Murphy and Messr. Spirgel:

We serve as counsel to Music of Your Life, Inc., a Florida corporation (the “Company”) with respect to its submission of an amended registration statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form S-1 (“Registration Statement”), filed on January 19, 2016. We are in receipt of your email to the Company, dated January 26, 2016, and this letter is written in response thereto. We have reproduced your 4 comments below, highlighted in bold, with our responses following immediately thereafter.

General

1.	COMMENT. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

RESPONSE: We have included updated financial statements as required.

Exhibits

2.	COMMENT. Please file all your material debt agreements as exhibits, including the promissory note issued to Kodiak Capital. You may wish to refer to Items 601(b)(4) and (b)(10) of Regulation S-K.

RESPONSE: We have included material debt agreements as exhibits to this amended registration statement.

U.S. Securities & Exchange Commission

Division of Corporate Finance

January 28, 2016

Exhibit 5.1

3.	COMMENT. So that it is clear that counsel is opining on the legality of the securities being registered on the current registration statement, please file a revised legality opinion in which counsel references the current registration statement, the number of securities being registered and the resale of the securities by the selling stockholder.

RESPONSE: Counsel has revised his opinion accordingly.

Exhibits 23.1 and 23.2

4.	COMMENT. Please have the auditors provide new, updated consents that relate to the current registration statement

RESPONSE: Auditors have provided new, updated consents that relate to the current registration statement.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call John D. Thomas at (801) 816 2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

MUSIC OF YOUR LIFE, INC.

/s/ Marc Angell

Marc Angell

Chief Executive Officer